UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Pluton Biosciences, Incorporated

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Missouri

    Date of organization
    January 16, 2017

Physical address of issuer
11754 Westline Industrial Drive, St. Louis, MO 63146

Website of issuer
https://plutonbio.com

Current number of employees
15

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$709,402.00	$557,425.00
Cash & Cash Equivalents	$191,989.00	$14,567.00
Accounts Receivable	$53,280.00	$22,785.00
Short-term Debt	$23,514.00	$0.00
Long-term Debt	$1,282,531.00	$1,168,878.00
Revenues/Sales	$476,675.00	$19,431.00
Cost of Goods Sold	$188,857.00	$6,627.00
Taxes Paid	$0.00	$0.00
Net Income	-$979,712.00	-$388.82


April 30, 2021

FORM C-AR

Pluton Biosciences, Incorporated




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Pluton Biosciences, Incorporated, a Missouri Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://plutonbio.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

> ***Forward Looking Statement Disclosure***

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Pluton Biosciences, Incorporated (the "Company") is a Missouri Corporation, formed on January 16, 2017. The Company was formerly known as Pluton Biosciences, LLC.

The Company is located at 11754 Westline Industrial Drive, St. Louis, MO 63146.

The Company's website is https://plutonbio.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Pluton is a microbial testing and discovery company that "mines" beneficial microbes from the soil for use in the manufacture of new products including pesticides and agricultural soil amendments that combat climate change. We call our research platform Micromining™ and have demonstrated it can cost-effectively accelerate the discovery of new microbial-based solutions to pressing environmental challenges.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the discovery of new microbial leads for manufacturers' R&D pipeline. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products can be highly competitive.
We face competition with respect to licensing our discoveries to existing manufacturers for joint development into commercial products. Our competitors include the in-house research divisions at major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior history in research and development of commercially viable products. The major companies may not elect to license our discoveries, opting to rely on their own internal research pipeline. Additionally, in the event a product is jointly developed with a major manufacturer, one of their competitors could introduce a superior product. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to through our joint ventures, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Glendon Schuster, Barry Goldman, Ph.D., Charlie Walch, Kirk Narzinski, Ann Guggisberg, Ph.D., and Diana Beckman, Ph.D. The Company intends to enter into employment agreements with Barry Goldman, Ph.D., Charlie Walch, Kirk Narzinski, Ann Guggisberg, Ph.D., and Diana Beckman, Ph.D. although there can be no

assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Glendon Schuster, Barry Goldman, Ph.D., Charlie Walch, Kirk Narzinski, Ann Guggisberg, Ph.D., Diana Beckman, Ph.D., or any member of the board of managers, executive officer, key scientist, or key engineer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Failure to successfully make new discoveries, license the resultant leads, and/or develop the leads into commercially viable products (either independently or as a licensor in a joint venture) may harm our competitive position.

We depend significantly on the development of commercially viable new products, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing, jointly or alone, new products or we are unable to implement productive and accurate lab production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of experiments or processes to operate in accordance with specifications or expectations, cost over-runs, the unavailability of financing, required materials or equipment and various other factors.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Product success is subject to the risk of substantial environmental liability and limitations on our discoveries due to environmental laws and regulations.

The products developed from our discoveries are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part a manufacturer's business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We, or our licensees, may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us or our customers to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

We rely on other companies to provide basic research resources for our experiments.
We depend on these suppliers and subcontractors to conduct our lab operations. Our ability to make new discoveries or meet obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in a timely and cost-effective manner.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in our research pipeline. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third-party providers, suppliers, and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers and have a material negative impact on our operations, business, financial results and financial condition.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including interruption of research and damage to our lab equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential intellectual property. Operational or business delays may result from the disruption of network or information systems and the

subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We create, collect, and store sensitive data, including intellectual property, our proprietary business information and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, which could adversely affect our operating margins, revenues, and competitive position.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology. The uncertainty of intellectual property litigation could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us or a joint venture partner to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us or our joint venture partners to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. In a case where we develop and market our own product, we may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

We may incur additional expenses and delays due to technical problems or other interruptions at our own or our joint venture partners' manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of facilities producing our licensed products. Such interruptions could cause delays in production and may decrease future orders and/or royalties if delays are persistent. Additionally, in the case where we are producing our own product and to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including the documentation of trade secrets, creation and storage of data with significant IP value, accounting controls, and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Product liability claims could adversely impact our business and reputation.

Our business exposes us or our joint venture partners to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale, and use of products derived from our discoveries. We license rights to or sell products in industries such as pesticide, agricultural stimulants, pharmaceuticals and bioremediation where the impact of product liability risk is high. In the event products derived from our discoveries actually or allegedly fail to perform as expected and we or our joint venture partners are subject to such claims above the amount of insurance coverage, outside the scope of coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Products derived from our discoveries may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and, in the event we are producing our own product, product recall costs. Product recall costs are incurred when we, for a product we elect to manufacture, either voluntarily or involuntarily, recall the product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls of products we elect to manufacture directly could have an adverse effect on our business and results of operations.

We, or our pharmaceutical joint venture partners, face heavy government regulation, and FDA regulatory approval of our products is uncertain.

The research, testing, manufacturing and marketing of drug products such as those derived from discoveries we may make, are subject to extensive regulation by federal, state and local government authorities, including the FDA. To obtain regulatory approval of a product, we or our JV partners must demonstrate to the satisfaction of the applicable regulatory agency that, among other things, the product is safe and effective for its intended use. In addition, we or our JV partners must show that the manufacturing facilities used to produce the products are in compliance with current Good Manufacturing Practices regulations (cGMP). The process of obtaining FDA and other required regulatory approvals and clearances will require us or our licensees to expend substantial time and capital. Despite the time and expense expended, regulatory approval is never guaranteed. The number of preclinical and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is in development for, and the requirements applicable to that particular drug candidate. The FDA can delay, limit or deny approval of a drug candidate for many reasons, including that:

* a drug candidate may not be shown to be safe or effective;

* the FDA may not approve our manufacturing process

* the FDA may interpret data from preclinical and clinical trials in different ways than we do; and

* the FDA may not meet, or may extend, the Prescription Drug User Fee Act date with respect to a particular New Drug Application ("NDA").

For example, if certain of our own or our JV partners methods for analyzing our trial data are not accepted by the FDA, products derived from our discoveries may fail to obtain regulatory approval for our product candidates. Moreover, if and when these products do obtain marketing approval, the marketing, distribution and manufacture of such products would remain subject to extensive ongoing regulatory requirements. Failure to comply with applicable regulatory requirements could result in warning letters, fines, civil penalties, injunctions, recall or seizure of products, total or partial suspension of production, refusal of the government to grant future approvals, withdrawal of approvals, or criminal prosecution.

Any delay or failure by us or our licensees to obtain regulatory approvals for our product candidates could diminish competitive advantages and would adversely affect the marketing of products derived from our discoveries.

With regard to drug candidates, if any, approved by the FDA or by another regulatory authority, we or our licensees are held to extensive regulatory requirements over product manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping. Regulatory approvals may also be subject to significant limitations on the indicated uses or marketing of the drug candidates. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the drug candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the drug, and could include withdrawal of the drug from the market. Such events, whether we manufacture the drug or license the manufacture to a JV partner, could result in reduced revenue to our Company.

In addition, the law or regulatory policies governing pharmaceuticals may change. New statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of drug candidates derived from our discoveries. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or elsewhere. If we, or our JV partners, are not able to maintain regulatory compliance, we, or our JV partners, might not be permitted to market drugs derived from our discoveries and our business could suffer.

New product development involves a lengthy, expensive and complex process.

We, or our licensees, may be unable to develop or commercialize any of the product candidates we are currently researching. Moreover, even if such candidates are developed successfully, they may be subject to significant regulatory review, approval and other government regulations. We are currently conducting research and development on a new class of biopesticides using a non-Cry mode of action to kill a broad range of insects, including mosquitoes, that harm human health or damage the crops humans rely on for sustenance. There can be no assurance that products derived from our discoveries will be developed or commercialized successfully. New product development involves a lengthy, expensive and complex process and we currently have only one fully validated target, the Aedes aegypti mosquito. In addition, before we can commercialize any new product candidates, we, or a licensee, will need to:

* conduct substantial research and development;

* conduct validation studies;

* expend significant funds;

* develop and scale-up laboratory processes; and

* obtain regulatory approval and acceptance of product candidates.

This process involves a high degree of risk and takes several years. Product development efforts may fail for many reasons, including:

* failure of the product at the research or development stage; and

* lack of field trial or clinical validation data to support the effectiveness of the product.

Few research and development projects result in commercial products, and perceived viability in early field and clinical trials often is not replicated in later studies. At any point, we, or our licensee, may abandon development of a product candidate or may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenues from those product candidates.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which may limit our ability to achieve profitability.

The Company is positioned to be an early-stage research company in the biotech R&D pipeline. As such, the discovery of new "Development Ready Leads" from our research in the soil microbiome is critical to our success. The Company must continue to conduct exploratory research to develop leads for new products. To accomplish this, we must commit much of the Company's efforts, funds, and other resources to early-stage research. A high rate of failure is inherent in the research and development of new products and technologies. Any such expenditures that we make will be made without any assurance that our efforts will be successful. Failure can occur at any point in the process, including after significant funds have been invested.

Regardless of whether field or clinical trials are deemed to be successful, promising new product candidates may fail to reach the market or may only have limited commercial success because of efficacy or safety concerns, failure to achieve positive outcomes, inability to obtain necessary regulatory approvals or satisfy regulatory criteria, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Even if we successfully develop new products or enhancements, either on own or with our joint venture partners, they may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors' innovations. Innovations may not be quickly accepted in the marketplace because of, among other things, entrenched purchasing patterns practice. We cannot state with certainty when or whether any future products derived from our leads will be launched or whether any products will be commercially successful. Failure to launch, either through our own efforts or those of our licensees, successful new products or new indications for existing products may cause our products to become obsolete, which may limit our ability to achieve profitability.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Barry Goldman, Ph.D., Charlie Walch, Kirk Narzinski, Ann Guggisberg, Ph.D., and Diana Beckman, Ph.D. in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of the founders listed above die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-

income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.

In conducting our research and development activities, we currently rely, and will in the future rely, on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in discovery, would substantially disrupt or delay the development and commercialization activities of the Company's discoveries. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Pluton is a microbial testing and discovery company that "mines" beneficial microbes from the soil for use in the manufacture of new products including pesticides and agricultural soil amendments that combat climate change. We call our research platform Micromining™ and have demonstrated it can cost-effectively accelerate the discovery of new microbial-based solutions to pressing environmental challenges.

Business Plan

Company Summary
Pluton mines the power of microbiomes to impact environmental sustainability. Our first products target the agriculture industry, starting with soil amendments to fight climate change while improving soil health. Pluton uses computational and ecological biology to rapidly source novel, commercially relevant microbes from huge microbial populations. Our approach creates a bioinformatics microbiome map of our environment, while yielding microbial-based products that supercharge soil and crops.

Opportunity and Unmet Needs
Only a fraction of the trillions of microbes found in nature have been identified, and yet these microbial discoveries have generated trillions in revenues and redefined entire industries. Pluton has developed a high-throughput method to discover novel microbes for product commercialization 15x more efficiently than current techniques, while simultaneously building a bioinformatics data platform to inform future microbial discovery research.

Target Market
Pluton's initial target market is agriculture – a market primed for next generation solutions. Pluton is developing consortia of microbes to sequester carbon and nitrogen from the air back into growers' fields. In separate research, we discovered novel bacteria that secrete small molecules with pesticidal activity. Pluton currently has multiple viable product candidates advancing down the R&D pipeline.

Traction and Upcoming Milestones
- Q4 2020, secured a contract with Bayer AG to develop our soil amendment "microbial cover crop" to sequester carbon dioxide and nitrogen – improving soil health while fighting climate change.
- Q1 2021, graduated from Illumina Accelerator after sequencing 18TB of microbes in soil to build v1.0 of our microbiome data platform.
- Q2 2021, finish carbon sequestration product validation, negotiate renewal option with Bayer to further product commercialization.
- Q3 2021, finish isolating heat-stable small molecules from novel bacteria for pesticide testing.
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Our Team
Our team consists of scientists, entrepreneurs, technologists, and an advisory board of accomplished academics. Pluton's team includes PhD-level scientists with over 100 years' worth of combined microbial research expertise, a CEO skilled at computational biology and building world-class microbial discovery pipelines, a founder with 30 years of entrepreneurial experience, and a former CTO of a Fortune 50 company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Larvicide	Discovered eleven new bacteria with insecticidal properties to use as basis for new biopesticide	Mosquito Vector Control
Broad spectrum Biopesticide	Testing Pluton's microbial discoveries against insects that damage crops, especially corn and soybeans.	Agricultural Pest Control
Microbial Cover Crop	Soil amendment applied in off-growing season to improve soil health while sequestering carbon dioxide from the atmosphere.	Agricultural Productivity and Sequestering Carbon

Co-developing mosquito larvicide with partner; testing biopesticides for mode of action; developing carbon sequestration soil amendment with support from Bayer AG.

Pluton develops our discoveries into commercial products. We are positioned to manufacture our own products or license them to global biosolution producers. Additionally, customers pay Pluton to test environmental samples for microbial activity.

Competition

The Company's primary competitors are Pest and Agriculture: AgBiome, BioConsortia, Boost Biomes, Marrone Bio Innovations, New Leaf Symbiotics .

Pluton is engaged in early-stage microbial research, a highly specialized niche of the chemical and biologic manufacturing sector. Other competitors in this niche are primarily start-up ventures or in-house discovery teams at major manufacturers. We believe that the principal competitive factors in early-stage microbial research include: skills and capabilities of scientists and engineers; quality of assay design and selection expertise; automation of rote lab processes; granular data capture through the use of accurate lab information management systems; access to high throughput genetic sequencing; computational bioinformatics expertise; ability to leverage omic-discovery algorithms through machine learning and AI; and expertise protecting the resulting Intellectual Property. The Company's management is confident our founders, employees, key vendors, and advisors possess the skills required for the Company to compete successfully as an early-stage research venture. Access to sufficient capital will positively influence but not ensure the success of the Company in making and marketing novel microbial discoveries.

Supply Chain and Customer Base

Although most lab and computing supplies essential to the Company's business are generally available from multiple sources, research targets such as pests can be available from single or limited sources. At times, shortages of research targets can lead to delays in conducting experiments, thereby slowing the discovery of new microbial leads to license to biosolution producers. Such shortages, therefore, could materially adversely affect the Company's financial condition and operating results.

Discovery: Pluton currently has discovery contracts with two agricultural manufacturers. We are co-developing a larvicide with a third producer. Testing: Pluton provides microbial identification services to over 50 recurring customers.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
16/ XXX,XXX	Insect Inhibitory Microbial Compositions and Related Methods	Compositions comprising insect inhibitory microbial cultures and strains, methods of using the compositions to inhibit insects, and methods of making the compositions are provided.	April 24, 2019		United States
63/XXXXXX	Application Centric Micro-organism Screening for Effecting Climate Change Variables	Methods to compose consortia of microbes capable of extracting carbon dioxide and dinitrogen from the atmosphere and sequestering these compounds in the soil.	December 8, 2020		United States

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5703871	040 - Biomanufacturing for others, namely, manufacturing of pharmaceuticals using biological organisms in the manufacturing process	Pluton Biosciences	September 5, 2017	March 19, 2021	United States
5703870	040 - Biomanufacturing for others, namely, manufacturing of pharmaceuticals using biological organisms in the manufacturing process	MICRO-MINING NATURE'S SOLUTIONS	August 15, 2017	March 19, 2021	United States

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Research Lab	USDA	Interstate Movement of Soil, Water, and Plants	May 7, 2020	May 7, 2020
Research Lab	USDA	Importation of Soil, Water, and Plants	January 29, 2020	January 29, 2020

Soil samples comprise the Company's primary source for discovery leads. The permits from the USDA enable Pluton to procure samples of soil from throughout the United States and internationally.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 11754 Westline Industrial Drive, St. Louis, MO 63146

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Charlie Walch

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CBO, April 2021 to Present CEO, January 2017 to April 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Business Officer Pluton Biosciences, Inc. April 2021 to present Manage Pluton's day-to-day business operations. Consult on business contracts. Chief Executive Officer Pluton Biosciences, LLC January 2017 to April 2021 Ensure the company succeeds in establishing a marketable product and generates a favorable return for investors. Current focus on building out the Pluton team and raising investment capital. Chief Strategy Officer 1st Choice Delivery, LLC May 2017 – Feb 2018 After the sale of 1st Choice Courier and Distribution in May 2017, assisted the company in transition to new ownership. Primary strategic initiative as CSO was to evaluate the IT infrastructure and prepare the blueprint for the IT department to follow. Chief Strategy Officer, President 1st Choice Courier and Distribution June 2015 – May 2017 Devise and implement company strategy, both short and long-term. Designed route network, developed new business, oversaw management of over 400 staff members. President, Founder 1st Choice Courier and Distribution 2001-2015

Education

Kenyon College, B.A. History Major with High Honors and Distinction

Name

Barry Goldman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Chief Scientific Officer, April 2021 to Present Science Advisor, January 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vice President, Head of Discovery Indigo Oct 2016 – 2019 Responsible for a high throughput discovery pipeline identifying endophytic microbes to improve crop yields. Microbial Discovery Lead Monsanto Company Sep 2015 – Oct 2016 Responsible for all microbial and gene discovery for the Biotechnology pipelines Computational Biology Lead & Multiple Leadership Roles Monsanto Company 1999-2016

Education

University of Utah, Ph.D. Biology University of Washington, B.S. Botany Major

Name

Glendon Schuster

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member, Board of Directors, July 2018 to Present CTO, November 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO Vedapointe 2020 – Present Founder and Principal Skrymir Data Strategies July 2017 – 2019 Consult customers on corporate data strategy and monetization opportunities Senior Vice President and Chief Technology Officer Centene Corporation 2008 – 2017 Led application development, governance and infrastructure for current 1200-person IT team. Led Corporate Business Development for all IT and Operations. Developed and implemented IT and Operations growth strategy for ten-fold corporate growth to current Fortune 100 size with industry-leading shareholder return.

Education

Washington University, Olin Business School Executive MBA University of Illinois, B.S. Electrical Engineering

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Charlie Walch

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CBO, April 2021 to Present CEO, January 2017 to April 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Business Officer Pluton Biosciences, Inc. April 2021 to present Manage Pluton's day-to-day business operations. Consult on business contracts. Chief Executive Officer Pluton Biosciences, LLC January 2017 to April 2021 Ensure the company succeeds in establishing a marketable product and generates a favorable return for investors. Current focus on building out the Pluton team and raising investment capital. Chief Strategy Officer 1st Choice Delivery, LLC May 2017 – Feb 2018 After the sale of 1st Choice Courier and Distribution in May 2017, assisted the company in transition to new ownership. Primary strategic initiative as CSO was to evaluate the IT infrastructure and prepare the blueprint for the IT department to follow. Chief Strategy Officer, President 1st Choice Courier and Distribution June 2015 – May 2017 Devise and implement company strategy, both short and long-term. Designed route network, developed new business, oversaw management of over 400 staff members. President, Founder 1st Choice Courier and Distribution 2001-2015

Education

Kenyon College, B.A. History Major with High Honors and Distinction

Name

Barry Goldman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Chief Scientific Officer, April 2021 to Present Science Advisor, January 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vice President, Head of Discovery Indigo Oct 2016 – 2019 Responsible for a high throughput discovery pipeline identifying endophytic microbes to improve crop yields. Microbial Discovery Lead Monsanto Company Sep 2015 – Oct 2016 Responsible for all microbial and gene discovery for the Biotechnology pipelines Computational Biology Lead & Multiple Leadership Roles Monsanto Company 1999-2016

Education

University of Utah, Ph.D. Biology University of Washington, B.S. Botany Major

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Missouri law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 15 employees in Missouri.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Series Seed Preferred Stock, Reg CF Preferred Stock
Amount outstanding	48,726
Voting Rights	One vote per share held but assigned to Company CEO to vote as proxy.
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Convertible Notes issued by the Reg CF offering converted to preferred shares on July 17, 2020.

Type of security	Series Seed 2 Convertible Notes Convertible Notes
Amount outstanding	577,500
Voting Rights	No voting rights until converted into equity securities of the Company.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The convertible notes issued in Series Seed 2 will convert into equity securities at a $5M valuation; thus the total number of units of membership interest outstanding will increase at conversion.

Type of security	Series Seed 3 Convertible Notes Convertible Notes
Amount outstanding	480,000
Voting Rights	No voting rights until converted into equity securities of the Company.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The convertible notes issued in Series Seed 3 will convert into equity securities at an $8M valuation; thus the total number of units of membership interest outstanding will increase at conversion.

Type of security	Series Seed Preferred Stock Preferred Stock
Amount outstanding	389,945
Voting Rights	One vote per share held.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	
Amount outstanding	
Voting Rights	

Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investors
Amount outstanding	$1,057,500.00
Interest rate and payment schedule	6%, payable at maturity or conversion
Amortization schedule	Simple interest, payable at maturity or conversion
Describe any collateral or security	Unsecured note
Maturity date	January 15, 2022
Other material terms	Convertible at maturity into a senior security at the capped conversion price if no Qualified Financing Event has occurred prior to the maturity date. Automatically converts at the lower of the capped conversion price or 80% of the unit price paid by investors in cash at the Qualified Financing Event.

Type of debt	Bank loan
Name of creditor	Bank of Washington
Amount outstanding	$271,627.00

Interest rate and payment schedule	5.35% P and I monthly installments of $6,966
Amortization schedule	Simple interest
Describe any collateral or security	Accounts Receivable and Equipment purchased
Maturity date	November 27, 2024
Other material terms	

Type of debt	Line of credit
Name of creditor	Charles M. Walch
Amount outstanding	$99,650.00
Interest rate and payment schedule	3.25% Interest only, monthly
Amortization schedule	Simple interest
Describe any collateral or security	Unsecured
Maturity date	December 31, 2029
Other material terms	

Type of debt	Notes
Name of creditor	Small Business Administration
Amount outstanding	$149,900.00
Interest rate and payment schedule	3.75% $741 monthly, beginning July 2021
Amortization schedule	30 year simple interest
Describe any collateral or security	Second position to accounts receivable and equipment
Maturity date	June 30, 2050
Other material terms	

The total amount of outstanding debt of the company is $1,578,677.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	159,885	$0.00	Access to Illumina's sequencing equipment, supplies, and expertise to further fundraising and scientific efforts.	July 15, 2020	Section 4(a)(2)
Convertible Notes	3	$225,000.00	To bridge operational funding until discovery marketed/ monetized and/or additional money raised in Seed round	April 17, 2018	Section 4(a)(2)
Convertible Notes	19	$98,000.00	Support operations and discovery	January 1, 2019	Regulation CF
Convertible Notes	6	$392,000.00	Support operations and discovery; purchase select assets from Microbe Inotech, Inc.	September 1, 2020	Rule 504
Convertible Notes	14	$577,500.00	Support operations and discovery	July 15, 2020	Rule 504
Convertible Notes	10	$480,000.00	Support operations and discovery	December 10, 2020	Rule 504

Ownership

A majority of the Company is owned by a few people. Those people are Barry Goldman, Charlie Walch, Glen Schuster, Ann Guggisberg, and Kirk Narzinski.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Barry Goldman	26.5%
Charlie Walch	21.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of professional fees, research salaries, rental of lab space, lab equipment and supplies, high throughput sequencing of DNA, and legal fees to protect Intellectual Property. We signed our first screening license on July 16, 2018, generating an upfront fee for transferring research materials to be screened as potentially commercially viable biopesticides.

The Company does not expect to achieve profitability in the next 12 months. Our objectives in 2021 are to a) formulate a mosquito larvicidal; b) validate our carbon sequestration soil amendment microbes in the lab; c) discover molecular modes of action to combat agricultural pests; d) upgrade our lab facility and procure lab automation equipment; e) increase sequencing of screened samples; and f) build-out the architecture of our microbiome database and LIMS system. If we achieve all these objectives by the end of 2021, we are confident the Company will significantly boost its valuation and be positioned to generate product revenues by 2023.

Liquidity and Capital Resources

On January 1, 2019, the Company conducted an offering pursuant to Regulation CF and raised $98,000.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

Pluton has begun raising additional funds through a Regulation D private raise targeted to accredited investors who desire to invest at least $25,000 in Pluton. The terms of the Notes offered will be identical to the Crowdfund raise with one exception: the Reg D investors will not have to assign their investment proxies over to a Designated Lead Investor. We are in discussions with Venture Capital firms to lead a Series A financing as soon as the end of 2021.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company will invest in lab automation equipment and access to cloud computing. These capital expenditures will enable faster and broader exploration of the soil microbiome for efficacious discoveries.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Charles M. Walch
Relationship to the Company	Co-Founder; Chief Business Officer; Member, Board of Directors; Shareholder
Total amount of money involved	$99,600.00
Benefits or compensation received by related person	Interest at market rate (3.25%)
Benefits or compensation received by Company	Access to capital
Description of the transaction	Line of Credit

Property, Goods or Services

Related Person/Entity	Glen Schuster
Relationship to the Company	Member, Board of Directors; Co-Founder; Shareholder
Total amount of money involved	$250,000.00
Benefits or compensation received by related person	Cover cost of software and data engineers
Benefits or compensation received by Company	Access to software and database to improve company's discovery research
Description of the transaction	Construction of Helix data platform and laboratory information management system

Securities

Related Person/Entity	Barry Goldman
Relationship to the Company	Co-Founder; CEO; Member, Board of Directors
Total amount of money involved	$75,000.00
Benefits or compensation received by related person	Conversion to Preferred shares (occurred July 2020) with accrued interest on investments

Benefits or compensation received by Company	Investment proceeds
Description of the transaction	Purchase of Convertible Note

Related Person/Entity	Anita Matlock
Relationship to the Company	Sister to Barry Goldman, co-Founder
Total amount of money involved	$80,000.00
Benefits or compensation received by related person	Conversion to Preferred shares ($30,000 converted in July 2020) with accrued interest on investments
Benefits or compensation received by Company	Investment proceeds
Description of the transaction	Purchase of Convertible Note

Related Person/Entity	Charlie Walch
Relationship to the Company	Co-Founder; Chief Business Officer; Board of Directors
Total amount of money involved	$145,000.00
Benefits or compensation received by related person	Conversion to Preferred shares (occurred July 2020) with accrued interest on investments
Benefits or compensation received by Company	Investment proceeds
Description of the transaction	Purchase of Convertible Note

Related Person/Entity	Glen Schuster
Relationship to the Company	Member, Board of Directors; Co-Founder; Shareholder
Total amount of money involved	$195,000.00
Benefits or compensation received by related person	Conversion to Preferred shares (occurred July 2020) with accrued interest on investments
Benefits or compensation received by Company	Investment proceeds
Description of the transaction	Purchase of Convertible Note

Other Transactions

Related Person/Entity	Phil Ruzycki
Relationship to the Company	Husband of Co-founder Ann Guggisberg
Total amount of money involved	$0.00
Benefits or compensation received by related person	Common stock
Benefits or compensation received by Company	Assistance in characterizing genetic composition of novel discoveries for patent
Description of the transaction	Consulting Agreement with Equity Stake

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Glen Schuster
Relationship to the Company	Board of Directors; Co-Founder; Shareholder
Total amount of money involved	$250,000.00
Benefits or compensation received by related person	Cover cost of software and data engineers
Benefits or compensation received by Company	Access to software and database to improve discovery research
Description of the transaction	Construction of Helix data platform and laboratory information management system

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Charlie Walch

(Signature)

Charlie Walch

(Name)

CBO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Charlie Walch

(Signature)

Charlie Walch

(Name)

CBO, Co-Founder

(Title)

(Date)

/s/Barry Goldman

(Signature)

Barry Goldman

(Name)

CEO and Chief Scientific Officer, Co-Founder

(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Charlie Walch, being the founder of Pluton Biosciences, Incorporated, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Charlie Walch

(Signature)

Charlie Walch

(Name)

CBO, Co-Founder

(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Pluton Biosciences, Inc. & LLC
Profit and Loss
January - December 2020

	Total	%
Income		
4100 Testing Revenue	94,530	19.8%
4110 Microbiology - Plate Counts Testing	88,175	18.5%
4120 Microbiology - Identification A Testing	129,614	27.2%
4130 Microbiology - Sequencing Assay Testing	52,680	11.1%
4140 Chemistry Tests	8,230	1.7%
4210 Contract Research Discovery	103,005	21.6%
4240 Regulatory Milestone Payments Discovery	440	0.1%
Total Income	**$ 476,675**	**100.0%**
Cost of Goods Sold		
5610 Disposable Lab Supplies	155,952	32.7%
5620 Non-Disposable Lab Supplies	7,005	1.5%
5630 Sequencing Outsourcing	18,038	3.8%
5640 Chemistry Outsourcing	852	0.2%
5650 Shipping & Handling	7,010	1.5%
Total Cost of Goods Sold	**$ 188,857**	**39.6%**
Gross Profit	**$ 287,818**	**60.4%**
Expenses		
6200 Information Technology	58,131	12.2%
6310 Bank and Credit Card Fees	3,999	0.8%
6320 Business Insurance	11,775	2.5%
6330 Charitable Contributions	1,263	0.3%
6340 Employee Training	15,837	3.3%
6370 Fines & Penalties	1,653	0.3%
6400 Lab Maintenance Expenses	25,079	5.3%
6440 Research and Development	11,623	2.4%
6500 Professional Fees	1,853	0.4%
6510 Accounting Services Tax Prep	37,824	7.9%
6520 Legal Services	88,464	18.6%
6530 Intellectual Property - Patent	1,105	0.2%
6610 Lab Consulting	51,873	10.9%
6620 Business Consulting	31,594	6.6%
6710 Rent	122,732	25.7%
6720 CAM Charges	6,175	1.3%
6730 Utilities	14,276	3.0%
6810 Office Equip-Lease & Rep	9,685	2.0%
6830 Office Supplies	5,862	1.2%
6840 Subscriptions	1,264	0.3%
6910 Meals	4,164	0.9%

6950 Travel		18,404	3.9%
7010 Marketing & Advertising		34,812	7.3%
7110 Depreciation		110,027	23.1%
7120 Amortization		20,753	4.4%
7200 Salaries & Wages			
7210 Wages		368,011	77.2%
7220 Employee Benefits		68,060	14.3%
7230 Payroll Taxes		29,256	6.1%
7240 Payroll Fees		36,830	7.7%
Total 7200 Salaries & Wages	$	502,157	105.3%
8300 Bad Debt Expense		9,775	2.1%
Total Expenses	$	1,202,160	252.2%
Net Operating Income	$	**(914,342)**	**-191.8%**
Other Income			
8000 Interest Income		1,699	0.4%
Total Other Income	$	1,699	0.4%
Other Expenses			
7550 Interest Expense		67,068	14.1%
Total Other Expenses	$	67,068	14.1%
Net Other Income	$	**(65,369)**	**-13.7%**
Net Income	$	**(979,712)**	**-205.5%**